

July 11, 2018

Brian MacNeal
Senior Vice President and Chief Financial Officer
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, PA 17603

> **Re: Armstrong World Industries, Inc.**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2018**
> **Filed April 30, 2018**
> **File No. 001-02116**

Dear Mr. MacNeal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

Recently Adopted Accounting Standards, page 8

1. We note your disclosures on page 8 for the adoption of ASC 606, which appears to substantially replicate the disclosures you provided on page 47 of your 2017 Form 10-K in accordance with SAB 74 rather than the disclosures required by ASC 606-10-50. Please tell us your considerations of the disclosures set forth in ASC 606-10-50 (e.g. explanations of your performance obligations, transaction price allocated to remaining performance obligations, significant judgements applied, determining the timing of satisfaction of each performance obligation, election of practical expedients, etc.). We remind you of the guidance in Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practice in each quarterly report in the year of adoption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey McKoy, Staff Accountant, at (202) 551-3772. Please contact Terence O'Brien, Branch Chief, at (202) 551-3355 with any other questions.

Division of Corporation Finance
Office of Manufacturing and
Construction